UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

We attach a press release regarding an investment plan for South America in 2013 – 2016.

Madrid, September 12, 2013

President & COO Ángel Cano unveils a strategic plan for the region

BBVA will invest $2.5 billion in South America by the end of 2016

•	BBVA’s strategic plan for the region reaffirms its commitment to South America and is part of the group’s growth and diversification strategy. “South America is of fundamental importance for BBVA’s development,” Ángel Cano said

•	The new plan will invest 40% in technology-related projects. The remaining 60% will be earmarked for projects that extend infrastructure and distribution networks

•	“BBVA has drawn up a plan to make it the top digital bank in the region and the one most preferred by customers,” Mr. Cano said. By making this investment BBVA expects to double its internet customers and multiply by eight those that operate via mobile devices. It also aims to become the leading bank in customer satisfaction

•	Ángel Cano pointed out that the BBVA Group continues to set itself apart from its competitors through its strength, growth ability and diversification, and it has become one of the world’s most important financial institutions

BBVA president and COO Angel Cano today presented the bank’s strategic plan for South America, with investments totaling $2.5 billion over the next four years (2013-2016). “Our goal is to become the region’s top digital bank and the one most preferred by customers,” Mr. Cano said at BBVA’s Economic Symposium on “Investing in South America” in Lima (Peru). “South America is of fundamental importance for the group’s development,” he added.

During his address BBVA’s president emphasized that South America is “a key element” of the group’s strategy. For this reason it will continue to boost its presence in the region. “Therefore today we are launching a very ambitious investment plan covering the next four years,” he explained.

The plan strengthens the bank’s commitment to South America and it forms part of the group’s growth and diversification strategy. “South America is fundamental for BBVA’s development and the Group has made this very clear in recent years,” Mr. Cano said during his address at BBVA’s economic symposium.

South America plays a leading role in world growth

Mr. Cano pointed out that “emerging countries will contribute more than 60% of world growth in the next decade.” In this regard he emphasized that emerging economies will lead world growth and South America “will continue play an important role.” Since 2007 the region’s growth has been nearly four times that of developed countries and according to expectations growth will double in the coming years. The Andes region (Chile, Colombia and Peru) will be one of the most dynamic.

“This is because these countries together with Mexico have formed the Pacific Alliance and have started a process to integrate trade and finance, and facilitate the movement of people”, he said. “This will certainly boost economic activity in the region.”

During his address in Lima BBVA’s president said that even in the complex global environment of recent years the Group “had continued to set itself apart from its competitors in terms of strength, diversification and growth, becoming one of the world’s most important financial institutions.”

“The region is key for the Group’s future”

Mr. Cano made it quite clear that South America “is of fundamental importance to BBVA.” For this reason the region is “a long-term commitment that reinforces the Group’s global identity.” He also pointed out that South America contributes about 25% of the Group’s revenues.

“This is the result of many years of hard work. BBVA started its investment in the region 20 years ago,” he added and reminded the audience that the Group’s international expansion started precisely in Peru with the acquisition of Banco Continental in the 1990s. “From that point onwards we haven’t stopped growing and now we are a reference player in the region’s financial system,” he claimed.

BBVA is present in seven countries (Argentina, Chile, Colombia, Paraguay, Uruguay and Venezuela) and it has over 14 million customers in the region, which is nearly 30% of the Group’s total. Furthermore in recent years BBVA has reinforced its position in all of these countries.

According to Mr. Cano, “In the first place we achieved important market share gains compared to our competitors and we did this in a balanced and sustainable fashion, growing both in lending and in customer funds. In the last three years our balance sheets in the region have grown at more than 20% per year. We achieved such growth by leveraging our customer franchise in both assets and liabilities.”

“And we did it in a sustainable way because our product and pricing policies are appropriate and because our risk management model is characterized by prudent decisions. As a result BBVA has a non-performing asset ratio that is lower than the sector average. Over the last three years it fell 80 basis points. Moreover BBVA’s coverage ratio is nearly double the sector average,” he added.

“Secondly, we invested strongly in our management, distribution and relationship model,” said Mr. Cano and pointed out that the branch network had also improved, becoming more flexible and efficient. Efficiency, measured by the cost-to-income ratio, is much better than the sector average (44.8% compared to 50.1% for the sector). Furthermore in recent years BBVA has paid great attention to developing the distribution channels, opening over 150 branches and installing 2,160 ATMs with the latest technology. “In summary we invested $1.2 billion in the region since 2009,” he explained.

He also drew attention to the bank’s solid earnings record in recent years, which was the result of this effort. It increased the number of active online customers (up more than one million in the region in the last three years). The index of customer loyalty among private individuals and companies is up over 25% and marketing productivity is growing at more than 15% per year.

Mr. Cano also referred to BBVA’s commitment to the region. This is not confined to banking activity that drives economic development by providing credit to families and companies; it also includes work in the social responsibility area.

In 2007 the bank set up the BBVA Microfinance Foundation, which today is present in seven Latin-American countries with 1.3 million micro-entrepreneurs of which 65% are women. Furthermore the bank’s various financial literacy programs have benefited nearly 2.5 million people.

The 2013-2016 strategic plan: $2.5 billion in investment

The investment program announced by Mr. Cano for the next four years is evidence of BBVA’s commitment to the region. He said, “We have drawn up a plan to be the top digital bank in the region and the one most preferred by customers.” In his address at the BBVA Economic Symposium Mr. Cano explained that BBVA will invest $2.5 billion during the next four years.

“Some 40% of this investment is earmarked for technology-related projects that will make BBVA the region’s leading digital bank. The remaining 60% will be spent on growth-related items that extend infrastructure and the distribution networks,” he added.

By 2016 it plans to double the number of internet customers to five million and multiply by eight those that bank via mobile devices.

Mr. Cano went on to explain the three basic areas of the strategic plan. “The first aspect entails segmented and specialized management, which aims to deepen customer understanding. We want to know their needs and the key to this is segmentation,” he said. “Secondly, we are going to extend our distribution network by increasing the branch network 18% and adding 30% more ATMs. We will also encourage digital channels because they will play a fundamental role in banking in the coming years. Lastly, we are going to continue the transformation process, speeding up processes and making them safer and more reliable by means of digitalization and automation.”

“All these efforts are based on technology, which will continue to drive change,” Mr. Cano explained. In fact, BBVA has set itself the goal of becoming the top bank in customer satisfaction.

In summary BBVA is strongly committed to South America. Evidence of this can be seen in the Group’s important investments in the region. So far these include more than $4 billion in acquisitions since its arrival plus $3.7 billion in investments from 2009 through 2016.

“We are in a good position to tackle a future full of great challenges,, said Mr. Cano. “BBVA is part of South America and South America is part of BBVA. It’s a region with great development potential and an excellent investment opportunity. We have no doubts about this and our commitment to the region will continue.”

Contact details:

Corporate Communications

Tel. +34 91 374 63 49

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading Euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 12, 2013	By:	/s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Head of Global Accounting & Information Management Department